Exhibit 99.1

FOR IMMEDIATE RELEASE

RepliCel Retains Christina Cameron as Canadian Investor Relations Consultant

VANCOUVER, BC – June 5, 2014 – RepliCel Life Sciences Inc. (TSXV: RP) (OTCQB: REPCF), today announced that it has retained Christina Cameron as its Canadian Investor Relations consultant to create and execute the company’s investor relations strategy within Canada.

Ms. Cameron is a life sciences capital markets expert with over 13 years of experience in investor relations and investment banking.  Her extensive network of sell-side, buy-side, retail investors and industry partners will be invaluable to RepliCel as it looks to broaden its Canadian stakeholder base.

Prior to consulting, Ms. Cameron led the in-house investor relations program for Medicago Inc., a TSX listed Canadian life science company, which was recently acquired by Mitsubishi Tanabe Pharma Corporation, a big pharma company. She has also spent 10 years in the life science capital markets industry as a senior member of the TMX Group’s investor relations arm and as a healthcare banker at HSBC Securities and Vengate Capital.

"Ms. Cameron's experience will be a significant asset to the company as we continue to develop our strategic investor relations program," stated Gemma Fetterley, VP Finance of RepliCel.

Pursuant to its Stock Option Plan, the Company granted 100,000 options to Ms. Cameron. The options vest over a one year period and are exercisable at $0.65 per share until June 1, 2019.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, pattern baldness and damaged and aging skin.  Phase 2 trials are planned for RCT-A-01, a treatment for chronic Achilles tendinosis and RCH-01, a treatment for pattern baldness in 2014.  A Phase 1 trial for RCS-01, a treatment for damaged and aging skin is also targeted for 2014.  All products are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles which are then replicated using the company’s proprietary manufacturing and cell expansion platform.  Shiseido Company has acquired an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea.

On Behalf of the Board
RepliCel Life Sciences Inc.
/s/ David Hall
David Hall, President and Chief Executive Officer

CONTACT:
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com
www.replicel.com

US INVESTOR RELATIONS:
Westwicke Partners, LLC
Robert H. Uhl, Managing Director
858-356-5932
robert.uhl@westwicke.com

CANADIAN INVESTOR RELATIONS:
Christina Cameron
christina@clcameron.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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